EXHIBIT 21

Subsidiaries

THQ Inc.

Blue Tongue Entertainment Pty. Ltd.	Australia
Juice Games Limited	United Kingdom
Locomotive Games, Inc.	California
Minick USA Inc. (75% owned)	Delaware
MINICK Holding AG (50% owned)	Switzerland
Rainbow Multimedia Group, Inc.	Arizona
THQAC, Inc.	Texas
THQ/JAKKS Pacific, LLC	Delaware
THQ Asia Pacific Pty. Ltd.	Australia
THQ Canada Inc.	British Columbia
dba Relic Entertainment
THQ Entertainment GmbH	Germany
THQ France S.a r.l.	France
T.HQ (Holdings) Limited	United Kingdom
THQ Interactive Entertainment Espana, S.L.	Spain
THQ International GmbH	Switzerland
THQ International Operations Limited	United Kingdom
THQ Japan K.K.	Japan
THQ Korea Ltd.	Korea
THQ Nordic ApS	Denmark
THQ Studio Australia Pty. Ltd.	Australia
THQ (UK) Limited	United Kingdom
THQ Wireless Inc.	Delaware
THQ Wireless International S.a r.l.	Luxembourg
THQ Wireless Singapore Pte. Ltd.	Singapore
Vigil Games, LLC	Texas
Volition, Inc.	Delaware